Dated as of:

March 11, 2014

FIRST AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

OPERATING EXPENSE LIMITS

Fund Name	Class of Shares	Maximum Operating Expense Limit[1]

JOHCM Emerging Markets Opportunities Fund	Institutional	129 basis points (bps)

	Class I Class II	139bps 154bps

JOHCM Global Equity Fund	Institutional Class I Class II	108bps 118bps 133bps

JOHCM International Select Fund	Class I Class II	105bps 130bps

JOHCM International Small Cap Equity Fund	Institutional	124bps

	Class I Class II	134bps 149bps

JOHCM Asia Ex-Japan	Institutional Class I Class II	129bps 139bps 154bps

ADVISERS INVESTMENT TRUST	JO HAMBRO CAPITAL MANAGEMENT LIMITED	JO HAMBRO CAPITAL MANAGEMENT LIMITED

By:/s/ Dina A. Tantra	By: /s/ M. Helen Vaughan	By: /s/ Andrew Rice

Name: Dina A. Tantra	Name: M. Helen Vaughan	Name: Andrew Rice

Title: President	Title: COO	Title: Finance Director

[1]	Expressed as a percentage of a Fund’s average daily net assets.

AIT-JOHCM	Page 1